UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)

Date: October 28, 2014	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

28 October 2014

CSR plc (the “Company”)

Dealing by Person Discharging Managerial Responsibility

Announcement of the vesting of a share award pursuant to the CSR Share Award Plan and disposal of ordinary shares in the Company

The Company announces that on 27 October 2014, 37,180 ordinary shares were allotted to Mr Adam Dolinko, at par value £0.001 per ordinary share, pursuant to the vesting of a share award granted under the rules of the CSR Share Award Plan (the “Plan”). As permitted by the Plan rules, Mr Dolinko immediately sold sufficient ordinary shares to satisfy the tax arising on the vesting. The 19,621 ordinary shares were sold at a price of £8.39905 per share. Following the transaction, Mr Dolinko holds 144,811 ordinary shares in the Company.

28 October 2014

CSR plc

Shareholder Notification

CSR plc (the “Company”) has received a notification from a registered shareholder pursuant to the FCA’s Disclosure and Transparency Rules. The registered shareholder has advised that the number of shares held by them in the Company in which they have voting rights, are as follows:

UBS AG London Branch

8,732,294 ordinary shares (5.29%)

Ends